Simpson Thacher & Bartlett LLP

900 G STREET, NW
WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500
FACSIMILE: +1-202-636-5502

Direct Dial Number	E-mail Address
+1-202-636-5806	Ryan.Brizek@stblaw.com

April 11, 2025

VIA EDGAR

Raymond A. Be

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hamilton Lane Venture Capital and Growth Fund

Registration Statement on Form N-2

1933 Act File No. 333-283909; 1940 Act File No. 811-24036

Dear Mr. Be:

On behalf of Hamilton Lane Venture Capital and Growth Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “SEC” or “Commission”) Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Registration Statement includes revisions in response to comments from the staff of the Division of Investment Management (the “Staff”) of the Commission received by the undersigned via email on January 24, 2025, relating to the initial filing of the Registration Statement (the “Comment Letter”) and revisions to otherwise update disclosure.

In addition, on behalf of the Fund, we are providing the following responses to the Comment Letter. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this Comment Letter have the meanings given to them in the Registration Statement. Where the Fund has proposed revised disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

General

Comment 1: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund respectfully acknowledges the Staff’s comment.

Comment 2: Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including the status of the exemptive relief referred to on page 49 regarding paying incentive fees in shares.

Response: The Fund hereby confirms that it will rely on the “co-investment order,” “multi-class order” and “fee in shares order” which have previously been granted to the Adviser. In addition, the Fund hereby confirms that it intends to file a new application, aligning with the application filed by FS Credit Opportunities Corp., et al. (File No. 812-15706) Release No. IC-35520 (April 3, 2025) (notice) (the “FS Application”), seeking co-investment exemptive relief. Such “co-investment order,” if granted, would supersede the prior order granted to the Adviser and its affiliates and the Fund would cease to rely on the prior order at that time. The fee in shares order was granted to the Adviser on December 23, 2024. See the SEC website at https://www.sec.gov/Archives/edgar/data/2041398/999999999724004697/9999999997-24-004697-index.htm. When the final application for the fee in shares order was filed on November 8, 2024, the Fund had not registered as an investment company, nor was the Fund registered as an investment company when the notice of application was issued on November 26, 2024. Rather, the Fund filed its Form N-8A to register as an investment company on December 18, 2024. However, the Fund qualifies as a “Fund” as defined in footnote 1 of the fee in shares order and can therefore rely on the fee in shares order.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission April 11, 2025

Comment 3: Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.

Response: The Fund confirms that it does not currently intend to present any “test the waters” materials to potential investors in connection with its offering of Shares but may rely on Rule 433 or Rule 482 to present information outside of “test the waters” materials. If, in the future, the Fund determines to present any “test the waters” materials, it will provide the Staff with copies of those materials.

Comment 4: We note disclosure throughout that you will: “seek exposure to Venture and Growth Investments through: (i) equity and debt (including but not limited to convertible notes) investments, co-investments, joint ventures and other investments in portfolio companies that are made directly (including through an investment vehicle), generally alongside an investment sponsor, joint venture partner, operating partner, or other investor, and commonly involving a new acquisition or development of an asset, company or platform (“Direct Investments”); (ii) strategic investments in underlying private funds, holding vehicles or other vehicles (collectively, “Portfolio Funds”) which are fundraising at the time of such investment, including with a view to enhancing access to Direct Investments and Secondary Investments (as defined below) (“Primary Investments”); (iii) investments in Portfolio Funds managed by third party managers (“Portfolio Fund Managers”) or other single-asset investments focused on Venture and Growth Investments, generally on a secondary basis from existing investors or involving a recapitalization of an equity interest in an existing Portfolio Fund and other investments that Hamilton Lane determines to have a similar risk/return profile (“Secondary Investments”); (iv) investments in listed private equity companies, funds or other vehicles (“Listed Investments”); or (v) programmatic investment relationships with asset managers outside of their commingled private funds (together with Direct Investments, Primary Investments, Secondary Investments and Listed Investments, “Fund Investments”). The Fund may invest in Fund Investments directly or indirectly through investment vehicles, including but not limited to affiliated or unaffiliated mutual funds and exchange traded funds (“ETFs”).”

These categories are difficult to understand and differentiate. It is unclear, for example, how a Direct Investment made through an investment vehicle wouldn’t also be a Portfolio Fund. Similarly, the distinctions between Direct Investments, Primary Investments, and Secondary Investments, as well as Portfolio Funds and Fund Investments are unclear. Please consider streamlining your cover page disclosure and include clearer definitions in your Summary. To help investors understand your disclosure, please consider adding examples of the types of investments that would and would not fit in the definition.

Response: In light of the Staff’s comment, the Fund has revised this disclosure to streamline the disclosure.

Comment 5: Please disclose whether the Fund, alone or with an affiliate, will control portfolio company investments.

Response: The Fund confirms that the Fund, alone or with an affiliate, will not invest to control portfolio company investments. The Fund’s investments will be controlled by an unaffiliated Portfolio Fund Manager.

Cover Page

Comment 6: We note the term “Venture Capital” in the Fund’s name. In our view, the use of this term is confusing and potentially misleading because the term “Venture Capital” connotes a specific type of unregistered investment fund, which a registered fund is not, regardless of whether it provides access to venture capital funds. Please revise your name to avoid the potential for investor confusion.

Response: The Fund respectfully disagrees with the Staff’s view that the use of the term “Venture Capital” in the Fund’s name is misleading and respectfully submits that the term “venture capital” refers to a particular characteristic of the Fund’s target investments. The term “venture capital” is commonly understood to refer to a strategy focused on investments in private companies in their early and/or growth stages of development. An investor may gain exposure to “venture capital” through various investment types, including by making direct equity or debt investments in operating companies in their early or growth stage of development or by investing in registered or unregistered investment funds with an investment strategy focused on such opportunities. The Fund intends to provide investors with exposure to a “venture capital” strategy by investing, either directly or indirectly, in early and growth stage private companies. As such, the Fund respectfully submits that the reference to “venture capital” is akin to registered funds with “private markets,” “private infrastructure,” and other similar phrases which describe the underlying assets in which the registered fund will seek to invest.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission April 11, 2025

Comment 7: In footnote (1) to the Sales Load table, briefly clarify when the stated minimum investment can be reduced and for which investors.

Response: The Fund respectfully notes the cross reference to the section titled “Purchasing Shares” which includes a discussion of the requested disclosure. However, in light of the Staff’s comment, the Fund has revised this disclosure to specifically note that the section titled “Purchasing Shares” includes additional information about the reduction of investments minimums. The Fund respectfully notes that this is in line with the current market practice for similarly situated funds.

Prospectus Summary

Investment Strategies

Comment 8: Consider discussing the expected allocation between the various types of investments listed on this section in which the Fund anticipates investing. Consistent with this, arrange the Risk Factor Segments in order of the most significant types of investments that will affect the Fund.

Response: In light of the Staff’s comment, the Fund has revised the Risk Factor Segments in order of the most significant types of investments that will affect the Fund, as requested. However, the Fund does not target specific allocation ranges for its various types of investments and rather intends to provide exposure to venture capital and growth investments consistent with its 80% policy. Therefore, no changes have been made with respect to the first part of the Staff’s comment.

Prospectus

Summary of Fund Expenses

Comment 9: If the fund intends to incur leverage during the first year, please include a line item in the fee table for “Interest Payments on Borrowed Funds” in accordance with Item 3 of Form N-2.

Response: The Fund confirms that it does not intend to incur leverage during the first year.

Comment 10: Footnote (8) states that “[h]istorically, a substantial majority of the direct investments made by the Adviser and its affiliates on behalf of their clients have been made without any “acquired fees.” In correspondence, please explain the meaning and purpose of this statement and the sentence that follows. To the extent that Fund investors are unlikely to have a similar experience please explain why not, and consider removing the statement.

Response: The disclosure in question has been deleted.

Comment 11: In footnote (9), we note that there is a difference in the expense limits between Class I and Class Y of 0.15%. Please explain what is causing the difference in expense limits of these classes, as we note that there is no class specific distribution and service fee for these share classes.

Response: As discussed in the Fund’s prospectus, the Fund may pay fees to financial intermediaries outside of its Distribution and Service Plan for sub-administration, sub-transfer agency, sub-accounting and other shareholder services, which accounts for the differences in expense limits.1

Risks

Comment 12: The risk factors section is 23 pages long and divided into multiple subsections.

a.	Please consider revising the risk factors to consolidate overlapping or similarly themed risks. Please group any risks that are not material risks to the Fund in a separately headed subsection or move such risks to the SAI.

b.	Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. [See ADI 2019-08 - Improving Principal Risks Disclosure.]

c.	Several risk factors have repetitive wording. Eliminate unnecessary repetition.

Response: In light of the Staff’s comment, the Fund has revised this disclosure, as requested.

1 See SEC Division of Investment Management, IM Guidance Update 2016-01: “Mutual Fund Distribution and Sub-Accounting Fees” (Jan. 2016).

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission April 11, 2025

Medium- and Late-Stage Companies Risk

Comment 13: This risk factor appears incomplete. Please revise.

Response: In light of the Staff’s comment, the Fund has revised this disclosure, as requested.

Risks of Regulation

Comment 14: The disclosure states that “The venture capital and growth sector is often highly regulated, and in most instances the provision or acquisition of Venture and Growth Investments involves an ongoing commitment to a governmental agency.” Please clarify the basis and context for the statements in this risk factor. For example, will the Fund be focusing investments in private companies that have government contracts?

Response: In light of the Staff’s comment, the Fund has deleted the noted disclosure which was a holdover from prior precedent and was not applicable to the Fund.

Corporate-Level Income Tax

Comment 15: The disclosure indicates that the Fund may use taxable subsidiaries to make certain investments. Discuss the context of this risk, including the extent to which the Fund anticipates making such investments and why it would do so. To the extent the Fund anticipates using such subsidiaries as a principal strategy, discuss this aspect of the strategy in an appropriate location in the prospectus. Please consider whether your tax-related disclosures should also be revised. Also, in correspondence, please tell us how you anticipate disclosing tax expenses in your fee table and otherwise.

Response: The Fund respectfully notes that in the “Investment Strategy” section of the summary prospectus, the Fund already discussed that “[t]he Fund will invest all or substantially all of its assets through one or more wholly-owned subsidiaries.” However, in light of the Staff’s comment, the Fund has revised the Registration Statement to clarify that the Fund may make certain investments through subsidiaries taxed as corporations in order to satisfy the requirements “to qualify as, and maintain its eligibility for the favorable tax treatment available to, a RIC under Subchapter M of the Code.” In addition, the Fund hereby confirms that its accrued tax liability is accounted for in under “Other Expenses” in the expense table.

Use of Leverage

Comment 16: The disclosure states that the Fund expects to enter into a credit agreement. To the extent the Fund anticipates entering into a credit agreement and borrowing funds in the first year, confirm that the costs of such borrowing are disclosed in the fee table.

Response: The Fund confirms that it does not anticipate entering into a credit agreement and borrowing funds in the first year, but does expect to enter into such an agreement in the future and would reflect the costs of such borrowings in the fee table at that time.

Limited Information Concerning Potential Investments; Limited Availability of Information

Comment 17: Your disclosure states that, due to confidentiality concerns certain sponsors and managers “may not permit the Fund to fully disclose information” and “such limitations or restrictions may impend the Adviser’s ability to monitor or provide reporting with respect to the Fund’s investments.” As a registered investment company, the Fund will have disclosure obligations that are not waivable. Please tell us what is intended by this disclosure (e.g., what is the scope) and how you will ensure that you’re able to meet disclosure obligations – particularly with respect to valuations.

Response: The Fund hereby confirms that it is permitted and intends to make all disclosures that are legally required. The above disclosure is limited to information that is not legally required to be disclosed by the Fund and/or the Adviser under federal securities laws, including the 1940 Act.

Limits of Risks Disclosure

Comment 18: Please delete the reference to the disclosures regarding risks not being “complete.” Disclosure in a registration statement must be materially complete. It is appropriate to acknowledge that some risks may be unknown.

Response: The Fund respectfully declines to make the requested revision, as the disclosure is consistent with industry practice and is appropriate disclosure for shareholders.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission April 11, 2025

Affiliates

Comment 19: The last sentence in the second paragraph states that “The Adviser and its affiliates are not obligated to refer any investment opportunity to the Fund.” Please clarify the statement to be consistent with conditions to the Adviser’s co-investment relief.

Response: In light of the Staff’s comment, the Fund has revised the disclosure, as requested.

Comment 20: The fourth paragraph in this section indicates that the Fund is seeking exemptive relief under Section 17. However, the disclosure on page 58 indicates that the Adviser has obtained such relief. To the extent this is the same relief, please harmonize the disclosure. To the extent these disclosures are referring to different requests for relief, clarify the disclosure.

Response: In light of the Staff’s comment, the Fund has revised the disclosure, as requested. As discussed more fully in response to Comment 2 above, the Fund will rely on the Adviser's Section 17 relief as a future regulated fund. However, the Fund expects to file an application, aligning with the FS Application, seeking a new “co-investment order”. If such an order is granted, it would supersede the prior order granted to the Adviser and its affiliates and the Fund would cease to rely on the prior order at that time.

Mandatory Redemption by the Fund

Comment 21: The disclosure in this section indicates that the Fund may cause a mandatory redemption if it is determined that “Shares have been transferred to, or has vested in, any person, by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of a Shareholder.” However, disclosure on pages 9 and 66 state that such transfers are allowed. Please clarify the instances in which such a transfer may trigger mandatory redemption.

Response: In light of the Staff’s comment, the Fund has revised the disclosure, as requested.

Subsidiaries

Comment 22: Please confirm in correspondence that any investment advisory agreement between the Subsidiaries and its investment adviser will be included as an exhibit to the registration statement.

Response: The Fund hereby confirms that any investment advisory agreement between the Subsidiaries and its investment adviser will be included as an exhibit to the registration statement.

Comment 23: Supplementally confirm that the principal investment strategies and principal risk disclosures of the Fund reflect aggregate operations of the Fund and the Subsidiaries.

Response: The Fund hereby confirms that the principal investment strategies and principal risk disclosures of the Fund reflect aggregate operations of the Fund and the Subsidiaries.

Comment 24: Explain in correspondence whether the financial statements of the Subsidiaries will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund hereby confirms that the financial statements of the Subsidiaries will be consolidated with those of the Fund.

Comment 25: Confirm in correspondence that the Subsidiaries and their boards of directors will agree to inspection by the staff of the Subsidiaries’ books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Fund hereby confirms that the Subsidiaries and their boards of directors will agree to inspection by the Staff of their books and records, which will be maintained in accordance with Section 31 of the Investment Company Act.

Comment 26: With respect to any foreign Subsidiaries, confirm that the Subsidiaries and their boards of directors will agree to designate an agent for service of process in the United States.

Response: The Fund hereby confirms that, with respect any foreign subsidiaries, such Subsidiaries and their boards of directors will agree to designate and agent for service of process in the United States.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission April 11, 2025

Comment 27: With respect to wholly-owned Subsidiaries, confirm that the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund hereby confirms that with respect to wholly-owned Subsidiaries, that such Subsidiaries’ management fee (including any performance fee), if any, will be included in “Management Fees,” and that such wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Part C: Other Information Comments

Item 15. Financial Statements and Exhibits

Comment 28: Please file the finalized exhibits once they are available.

Response: The Fund confirms that the finalized exhibits, excluding the exhibits (l) and (n), have been filed with the Registration Statement. Exhibits (l) and (n) will be filed in a future amendment.

Declaration of Trust

Comment 29: Please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial.

Response: The Fund hereby confirms that the requested disclosure is included in the second paragraph under “Derivative Actions, Direct Actions and Exclusive Jurisdiction.”

* * * * * * *

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission April 11, 2025

Please do not hesitate to call the undersigned at (202) 636-5806 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Jay Williamson, U.S. Securities & Exchange Commission
Christian Sandoe, U.S. Securities & Exchange Commission
Andrew Schardt, Hamilton Lane Advisors, L.L.C.
Keith Kleinman, Hamilton Lane Advisors, L.L.C.
Stephanie Chaung, Simpson Thacher & Bartlett LLP
John Dikmak Jr., Simpson Thacher & Bartlett LLP